Mail Stop 3561

September 28, 2006

Mr. David Neeleman
Chief Executive Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

> **Re:** **JetBlue Airways Corporation (the "Company")**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 14, 2006**
> **File No. 000-49728**

Dear Mr. Neeleman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief